SingTel



06017827

16 October 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America



SEC MAIL PROCESSING
RECEIVED
OCT 2006
WASH, D.C.
203
SECTION

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 9 October 2006 to 13 October 2006.

Our SEC file number is 82-3622.

Yours faithfully



Lim Li Ching (Ms)
Assistant Company Secretary

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Announcement of Appointment of Executive Director *
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	12-Oct-2006 18:07:18
Announcement No.	00102

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	12-10-2006
Name *	Chua Sock Koong
Age *	49
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	Executive Director
Job Title	Deputy Group Chief Executive Officer
Working experience and occupation(s) during the past 10 years *	1/2/06 - Present Chief Executive Officer (International)/Group Chief Financial Officer, SingTel 1/4/99 - 31/1/06 Chief Financial Officer, SingTel 1/7/95 - 31/3/99 Senior Vice President (Corporate Affairs & Finance), SingTel

Interest * in the listed issuer and its subsidiaries *	1,439,420 shares She is deemed to be interested in 14,765,985 shares in Singapore Telecommunications Limited* * Note: The deemed interest of 14,765,985 ordinary shares includes: (i) 12,278,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to

	the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust; (ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and (iii) an aggregate of up to 2,459,838 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions. Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest *	None

>> Other Directorship#

These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Singapore Telecom Korea Limited SingTel (Netherlands Antilles) Pte NV SingTel Global Services Pte Ltd Singapore Telecom Europe Limited Belgacom S.A. ICO Investment (Singapore) Pte Ltd Sesami.com Pte Ltd Sesami (Singapore) Pte Ltd C2C AsiaPac Pte Ltd C2C Holdings Pte Ltd C2C Pte Ltd Shin Corporation Public Company Limited (listed on The Stock Exchange of Thailand) SingTel Australia Investment Ltd (Alternate Director) Advanced Contact Center Co., Ltd. SingTel EInvestments Pte Ltd SingTel Interactive Pte. Ltd. SingTel (Jersey) Pte Ltd New Century InfoCommTech Co., Ltd.
Present	Board Member, JTC Corporation Singapore Telecom International Pte Ltd SingaSat Pte Ltd SingTel Investments Private Limited ADSB Telecommunications BV Singapore Telecom ADSB (Netherlands Antilles) N.V. SingTel ADSB (Netherlands) B.V. Telecom Equipment Pte Ltd STEL Information Technology (Shanghai) Co. Ltd. KA Land Pte Ltd SingTelSat Pte Ltd SingTel Asian Investments Pte Ltd SingTel Ventures (Cayman) Pte Ltd Singapore Telecom Mobile Pte Ltd Singapore Telecom Paging Pte Ltd SingTel Ventures (Singapore) Pte Ltd SingNet Pte Ltd NCS Pte. Ltd.

	SingTel Strategic Investments Pte Ltd InfoCom Holding Company Pte Ltd Singapore Telecom Australia Investments Pty Limited Bharti Airtel Limited (listed on the National Stock Exchange of India - Mumbai Stock Exchange and Delhi Stock Exchange) Pastel Limited SingTel Optus Pty Limited Bharti Telecom Limited Viridian Limited SingTel Australia Investment Ltd.

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in	• No

	connection with the formation or management of any corporation?	
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	• No

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, October 12, 2006 6:07 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: ANNOUNCEMENT OF APPOINTMENT

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 12, 2006 6:07:18 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: ANNOUNCEMENT OF APPOINTMENT
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: ANNOUNCEMENT OF APPOINTMENT
Announcement No. :: 00102
Submission Date & Time :: 12-Oct-2006 18:06:39
Broadcast Date & Time :: 12-Oct-2006 18:07:18
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/10/2006

TIME: 08:29:22

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Executive Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, October 13, 2006 6:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 383124.pdf



383124.pdf (219 KB)

ASX confirms the release to the market of Doc ID: 383124 as follows:
Release Time: 13-Oct-2006 08:29:15
ASX Code: SGT
File Name: 383124.pdf
Your Announcement Title: Announcement of Appointment of Executive Director

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of appointment	12 October 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
1,439,420 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Lee Swee Kiat, spouse of Chua Sock Koong	28,137 ordinary shares
RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore	12,278,010 ordinary shares

Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 12,278,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust	

Part 3 – Director's interests in contracts

Detail of contract	(a) Singapore Telecom Share Option Scheme 1999 (b) Award letters to Chua Sock Koong from SingTel relating to the awards of up to a total of 2,459,838 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.
Nature of interest	(a) Options to subscribe for 1,584,000 unissued ordinary shares in SingTel (b) Up to 2,459,838 ordinary shares in SingTel, awarded pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	(a) Options to subscribe for 1,584,000 unissued ordinary shares in SingTel (b) Up to 2,459,838 ordinary shares in SingTel, subject to certain performance conditions being met and other terms and conditions.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/10/2006

TIME: 08:29:23

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice 3X

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, October 13, 2006 6:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 383126.pdf



383126.pdf (18 KB)

ASX confirms the release to the market of Doc ID: 383126 as follows:
Release Time: 13-Oct-2006 08:29:15
ASX Code: SGT
File Name: 383126.pdf
Your Announcement Title: App 3X

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	12-Oct-2006 17:51:28
Announcement No.	00095

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - Chua Sock Koong joins SingTel Board
Description	
Attachments:	NR-121006.pdf Total size = **70K** (2048K size limit recommended)




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News Release

Chua Sock Koong joins SingTel Board

Singapore, 12 October 2006 -- Singapore Telecommunications Limited (SingTel) announced that Ms Chua Sock Koong has been appointed Deputy Group Chief Executive Officer and a member of the SingTel Board of Directors.

With her new appointment, Ms Chua will be relinquishing her role as CEO International while covering as Group CFO.

Mr Lim Chuan Poh, EVP of Strategic Investments, will assume the role of CEO International. Mr Lim will be responsible for SingTel's regional associates and supports the growth objectives of SingTel's business groups through strategic investments in the region.

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, October 12, 2006 5:52 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 12, 2006 5:51:28 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00095
Submission Date & Time :: 12-Oct-2006 17:50:40
Broadcast Date & Time :: 12-Oct-2006 17:51:28
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/10/2006

TIME: 08:29:10

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release: Chua Sock Koong joins SingTel Board

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, October 13, 2006 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 383122.pdf


383122.pdf (70 KB)

ASX confirms the release to the market of Doc ID: 383122 as follows:
Release Time: 13-Oct-2006 08:29:03
ASX Code: SGT
File Name: 383122.pdf
Your Announcement Title: News Release on Chua Sock Koong joins SingTel Board

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	12-Oct-2006 17:22:04
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	12-10-2006
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	10-10-2006
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	11,778,010
As a percentage of issued share capital	0.0741 %
No. of Shares which are subject of this notice	500,000

As a percentage of issued share capital	0.0031 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.45
No. of Shares held after the change	12,278,010
As a percentage of issued share capital	0.0773 %

>> PART III

1. Date of change of [Select Option]	
2. The change in the percentage level	From % To %
3. Circumstance(s) giving rise to the interest or change in interest	[Select Option]
# Please specify details	
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	475,000	16,853,142
As a percentage of issued share capital	0.0030 %	0.1061 %
No. of shares held after the change	475,000	17,353,142
As a percentage of issued share capital	0.0030 %	0.1092 %

Footnotes

Note: The deemed interest of 17,353,142 ordinary shares includes:
(i) 12,278,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,360 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 5,073,772 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments: Total size = **0**

(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, October 12, 2006 5:22 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, October 12, 2006 5:22:04 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00057
Submission Date & Time :: 12-Oct-2006 17:21:25
Broadcast Date & Time :: 12-Oct-2006 17:22:04
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/10/2006

TIME: 08:28:43

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, October 13, 2006 6:29 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 383114.pdf



383114.pdf (64 KB)

ASX confirms the release to the market of Doc ID: 383114 as follows:
Release Time: 13-Oct-2006 08:28:38
ASX Code: SGT
File Name: 383114.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	28 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 12,278,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	10 October 2006

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-BG(101006)

No. of securities held prior to change	475,000 ordinary shares 2,000,000 options 1,360 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 11,778,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	500,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.45 per share
No. of securities held after change	475,000 ordinary shares 2,000,000 options 1,360 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 12,278,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 5,073,772 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/10/2006

TIME: 08:28:44

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, October 13, 2006 6:29 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 383115.pdf



383115.pdf (36 KB)

ASX confirms the release to the market of Doc ID: 383115 as follows:
Release Time: 13-Oct-2006 08:28:39
ASX Code: SGT
File Name: 383115.pdf
Your Announcement Title: App 3Y

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	11-Oct-2006 07:30:19
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - IDA accepts SingTel's proposal for WiFi service in North Region
Description	
Attachments:	NR-111006.pdf Total size = **148K** (2048K size limit recommended)


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SingTel

News Release

IDA accepts SingTel's proposal for WiFi service in North Region

SingTel provides infrastructure & services to shape lifestyles and connect communities;
Innovative and personalised services for WiFi users in the pipeline

Singapore, 10 October 2006 -- Singapore Telecommunications Limited (SingTel) today announced that IDA had accepted its proposal to provide Wireless Fidelity (WiFi) services in the North Region in Singapore*.

In addition to free basic Internet services such as surfing and emailing at these wireless hotspots, SingTel customers can expect to enjoy new value-added services that are timely, innovative and personalised to meet their lifestyle needs and location.

These services include Broadband TV on the move, SingTel's eConcierge smart location-based services, WhizGuide and BuddyWRU (*Buddy Where Are You*), as well as unlimited mobile VoIP calls at a fixed monthly fee.

SingTel customers when logging onto the Internet at any of SingTel's WiFi hotspots in the North Region will see a personalised homepage and receive relevant information that is of interest to them, both in terms of their lifestyle needs and location.

SingTel's eConcierge, through user preference and purchase tracking, will customise and send to customers information such as offers and discounts from nearby shopping malls, retail outlets, eateries and cineplexes.

With BuddyWRU, users could tell if their friends are in the same vicinity and could do instant messaging or arrange to meet face-to-face.

In the pipeline is WhizGuide, a smart location-based guide which gives local users and overseas visitors general information and the history of Singapore sights and sites, history and people based on their location. Lifelong e-learning on the go – either with a laptop, a personal digital assistant (PDA) or a mobile phone – will be possible.

Customers can also look forward to making unlimited VoIP calls at a fixed monthly fee on their WiFi-enabled mobile phones** not just at these wireless hotspots but even when they are at home.

Mr Allen Lew, SingTel's CEO (Singapore), said: "We are delighted to be given the opportunity to collaborate with the government and other partners on its iN2015 masterplan. The wireless CFC will allow us to create an environment where our customers can bring their Internet and TV experience outdoors with them using not only laptops but also a range of other compact PDAs and mobile phones as well.

"Our new wireless network, which will provide more than 2,400 hotspots by May 2007, allows us to introduce several innovative services. We can thus enhance the lifestyles of our customers by providing relevant location-based services so that they will always be in the know and always be in touch with the things and people important to them."

Although the three service providers participating in the wireless CFC are expected to offer free WiFi access for two years, SingTel raised the bar by offering an additional year of free access to its customers. This represents annual savings of about $120 per user.

Mr Lew added: "Besides participating in this wireless broadband network, SingTel looks forward to playing a major role in the fixed national broadband network that will deliver high-speed broadband to all homes, offices and schools."

Notes to Editors:

* The national wireless project is part of Singapore's Infocomm Development Authority (IDA) Wireless Call For Collaboration (CFC) under its iN2015 blueprint, which aims to grow the infocomm sector and to use infocomm technology (ICT) to build a well connected society.

Primary Catchment Areas in North Region are: Ang Mo Kio, Bishan, Checkpoint, Hougang, Kovan, Novena, Orchard Road, Sembawang, Sengkang, Serangoon, Thomson, Toa Payoh, Woodlands, Yishun.

** SingTel is one of the first operators in the world to conduct a mobile VoIP trial service with Nokia. Commercial launch is expected later this year.

SingTel

Factsheet

eConcierge

eConcierge will track user data and preferences and customise information, discounts and advertising based on user's past buying patterns.

One feature which will appeal to the youth is the ability to use Instant Messaging while on the move and BuddyWRU (*Buddy Where Are You*) which allows them to know where their friends are.

WhizGuide

The WhizGuide is a location-based service that detects where a user is and provides information relevant to his location. The concept is that a Whiz (someone with encyclopaedic knowledge) is walking with you wherever you go, providing all the information you need to navigate your present location and maximise your wireless experience. The WhizGuide can be conveniently accessed from any WiFi-enabled mobile phone, PDA or laptop.

The WhizGuide will also allow real-time e-learning for schools that want to take education out of the classroom. Lessons can be given followed by online quiz that teachers can use to create an interactive, vibrant learning environment.

Broadband TV

Be entertained while on the move. Subscribers will be able to watch programmes such as those currently available on SingTel's 3GTV service as well as all new and exciting entertainment options that will be launched in the future.

VoIP on Mobile

This dual-mode telephony service combines the best of two worlds – allowing users the combined mobility of cellular and the cost-effectiveness of wireless broadband. The service can be accessed using the WiFi network at home or on-the-go at all SingTel's wireless hotspots across the island.

Thanks to this service, customers using Nokia's E60, E61 and N80 Internet Edition mobile phones will be able to make unlimited local calls to any fixed or mobile number over the Internet by paying a fixed monthly fee. All three devices work on 2G, 3G and Wireless Local Area Networks and are available to non-business customers on postpaid mobile plans.

The commercial launch of the service is expected to take place later this year.

SingTel

At a glance

Service	Free	Value-Added Service
512kbps Wireless Internet Access	•	
eConcierge & WhizGuide (Location Based Services)	•	
Mobile VoIP		•
Broadband TV		•

Ong Winn Nie

From: Lim Li Ching

Sent: Wednesday, October 11, 2006 7:30 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, October 11, 2006 7:30:19 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00007
Submission Date & Time :: 11-Oct-2006 07:29:30
Broadcast Date & Time :: 11-Oct-2006 07:30:19
Company Name :: SINGTEL
Submitted By :: Chan Su Shan

=-=

>> CLICK HERE for the full announcement details.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/10/2006

TIME: 09:35:45

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release IDA accepts SingTels proposal for WiFi service

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Wednesday, October 11, 2006 7:36 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



382267.pdf (147 KB)

ASX confirms the release to the market of Doc ID: 382267 as follows: Release Time: 11-Oct-2006 09:35:42 ASX Code: SGT File Name: 382267.pdf Your Announcement Title: News Release IDA accepts SingTels proposal for WiFi service

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching (Ms)
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Oct-2006 17:10:25
Announcement No.	00038



>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-300906-sgx.pdf Total size = **311K** (2048K size limit recommended)


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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 August 2006 505,079,086 CDIs cancelled pursuant to capital reduction (25,110,801) Net transfers* (36,518,448) At 30 September 2006 443,449,837 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Transfers between CDIs and ordinary shares listed on SGX-ST 2. CDIs cancelled pursuant to capital reduction
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
443,449,837 (as at 30 September 2006)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,444,083,243 (as at 30 September 2006)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		55,179,687 (as at 30 September 2006)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 3 October 2006

Lim Li Ching
Assistant Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMI _.D
ARBN 096701567

Top 20 Holders of ORD & DEF GROUPED

*G1 / ORD & DEF GROUPED

Rank	Name	Units	% of Issued Capital
1	WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW	127,015,634	28.64
2	NATIONAL NOMINEES LIMITED PO BOX 1406 MELBOURNE VIC	66,287,930	14.95
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	34,478,965	7.78
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	30,370,574	6.85
5	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	15,759,152	3.55
6	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	11,326,865	2.55
7	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C> GPO BOX 764G MELBOURNE VIC	9,100,000	2.05
8	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW	8,467,332	1.91
9	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	8,407,198	1.90
10	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	7,900,950	1.78
11	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	4,870,156	1.10
12	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	4,659,885	1.05
13	M F CUSTODIANS LTD LEVEL 18 8 EXHIBITION STREET MELBOURNE VIC	3,925,850	0.89
14	THE AUSTRALIAN NATIONAL UNIVERSITY INVESTMENT SECTION CANBERRA ACT	3,847,500	0.87
15	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	3,541,275	0.80
16	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	2,866,220	0.65
17	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMS LTD 275 KENT STREET SYDNEY NSW	2,759,110	0.62
18	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 8 A/C> GPO BOX 764G MELBOURNE VIC	2,500,000	0.56
19	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C> GPO BOX 764G MELBOURNE VIC	2,477,315	0.56
20	UBS NOMINEES PTY LTD LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	2,327,395	0.52
Total		352,889,306	79.58

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Tuesday, October 03, 2006 5:10 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, October 03, 2006 5:10:25 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00038
Submission Date & Time :: 03-Oct-2006 17:09:13
Broadcast Date & Time :: 03-Oct-2006 17:10:25
Company Name :: SINGTEL
Submitted By :: Lim Li Ching (Ms)
=-=

>> CLICK HERE for the full announcement details.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/10/2006

TIME: 19:05:09

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, October 03, 2006 5:06 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	379970.pdf



379970.pdf (66 KB)

ASX confirms the release to the market of Doc ID: 379970 as follows:
Release Time: 03-Oct-2006 19:05:08
ASX Code: SGT
File Name: 379970.pdf
Your Announcement Title: Top 20 Holders


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/10/2006

TIME: 19:04:58

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, October 03, 2006 5:05 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	379969.pdf



379969.pdf (250 KB)

ASX confirms the release to the market of Doc ID: 379969 as follows:
Release Time: 03-Oct-2006 19:04:58
ASX Code: SGT
File Name: 379969.pdf
Your Announcement Title: Appendix 3B